Exhibit 5.1

345 Park Avenue New York, NY 10154-1895	Main 212.407.4000 Fax 212.407.4990

June 1, 2007

Intelli-Check, Inc.
246 Crossways Park East
Woodbury, New York 11797

Ladies and Gentlemen:

We refer to the registration statement on Form S-8 under the Securities Act of 1933, as amended (the “Securities Act”), being filed by Intelli-Check, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”), relating to the registration of an aggregate of 1,925,000 shares of the Company’s common stock (the “Shares”), consisting of (i) 850,000 shares of the Company’s common stock issuable in connection with the Company’s 2006 Equity Incentive Plan (the “2006 Plan”), (ii) 500,000 shares of the Company’s common stock issuable in connection with the Company’s 2003 Stock Option Plan (the “2003 Plan”), (iii) 375,000 shares of the Company’s common stock issuable upon exercise of an option granted to Frank Mandelbaum, the agreement for which is dated as of July 15, 1999 (the “Option”), and (iv) 100,000 shares of the Company’s common stock issuable upon exercise a warrant granted to Alexandros Partners LLC, the agreement for which is dated as of January 24, 2004 (the “Alexandros Warrants”), and (v) 100,000 shares of the Company’s common stock issuable upon exercise a warrant granted to Wolfe Axelrod Weinberger Associates LLC, the agreement for which is dated as of September 16, 2005 (collectively with the Alexandros Warrant, the “Warrants”).

We have examined the 2006 Plan, 2003 Plan, the Option, the Warrants and originals or photocopies or certified copies of such corporate records, documents and matters of law as we have considered appropriate for the purposes of this opinion. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as certified copies or photocopies and the authenticity of the originals of such latter documents.

Based upon such examination and relying upon statements of fact contained in the documents which we have examined, when issued upon payment of the relevant exercise price or as otherwise as provided for in, and assuming such issuance is in the manner contemplated by, the 2006 Plan, 2003 Plan, the Option or the Warrants, the Shares will be validly issued, fully paid and non-assessable.

While certain members of this firm are admitted to practice in certain jurisdictions other than New York, in rendering the foregoing opinions we have not examined the laws of any jurisdiction other than New York or consulted with members of this firm who are admitted in any other jurisdictions other than the United States, New York and Delaware (our review of Delaware law being limited to Delaware’s General Corporation Law, which includes the statutory provisions, applicable provisions of the Delaware constitution and reported judicial decisions interpreting such provisions (“DGCL”)). Accordingly, the opinions we express herein are limited to matters involving the law of the United States, New York and the DGCL.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act, the rules and regulations of the SEC promulgated thereunder, or Item 509 of Regulation S-K promulgated under the Securities Act.

Very truly yours,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP